Media Release

Pacific Internet joins forces with Zhong Ren Telecom
Collaboration enables expansion into South China

SINGAPORE, January 3, 2006 -— Pacific Internet (Hong Kong) Limited, a wholly owned subsidiary of Pacific Internet Limited (NASDAQ:PCNTF), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, today announced the formation of an equity joint venture (“EJV”) with China–based Internet services provider, Zhong Ren Telecom, to market integrated IP communication applications in southern China.

Under the agreement, Pacific Internet (Hong Kong) Limited and Zhong Ren Telecom will each hold 50 per cent of the equity interest of EJV. The strategic alliance would allow both companies to explore synergies in knowledge sharing and the execution of aligned marketing strategy.

“The deal is a significant strategic move, as we extend our geographic reach to mainland China, expanding from the seven markets where we currently operate,” said Bien Kiat Tan, Chairman of Pacific Internet Limited. “China is a rapidly growing market for IP services, and the joint venture will allow enterprises in southern China to enjoy the same high level of services we already deliver to customers in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia.”

The new joint venture will leverage each partner’s knowledge of China, Hong Kong, and other Asian markets, offer China-based businesses operating in the region a suite of integrated communication applications on an IP platform. This will further give an opportunity to deliver unique service offerings to these multinational enterprises in providing business-to-business and business-to-customer connectivity solutions beyond their territory, further harnessing untapped potential and growth.

The cooperation with Zhong Ren Telecom marks Pacific Internet’s first official strategic partnership to penetrate the China market. As a key value-added IP solution provider with 2 years of experience in China, Zhong Ren Telecom services more than 200 customers from Southern China to Beijing and Shanghai and it recorded a turnover of more than 10 millions RMB in 2005. Pacific Internet will leverage Zhong Ren Telecom’s established presence to service the China market with a secured IP network and integrated IP services.

“We foresee significant growth in IP demand, both among enterprises in China, and as more Hong Kong companies establish presence in Mainland China,” said Eddy Kuk, Managing Director, Pacific Internet (Hong Kong) Limited. “Demand for integrated communication applications on an IP platform will increase.”

The joint venture combines Pacific Internet’s extensive experience in providing Internet services and Zhong Ren Telecom’s local sales and operational team capability. “We are delighted to have Pacific Internet as a partner,” said Lam Yat Ping, Chairman of Zhong Ren Telecom. “Pacific Internet has a very strong presence in the Asia Pacific region, with comprehensive Internet and value-added services that will allow enterprises in China to enjoy premium service quality, as they expand their operations from China to elsewhere in the Asia Pacific region.”

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Editors’ Notes

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of data, voice and video services to both corporate business and consumer customers. For more information, visit www.pacnet.com.

About Zhong Ren Telecom
Zhong Ren Telecom is a domestic private limited company incorporated under the laws of Peoples Republic of China (PRC). It is a provider of Internet access services, telecommunications equipment, computer software, hardware and security products. The company also provides testing and technical support for these products.

Media & Analyst Contacts
Mervin Wang / Manisha Singh
Pacific Internet Limited
(65) 9798 6077 / (65) 9362 9044
investor@pacific.net.sg

US Contact
Alan Katz
Cubitt Jacobs & Prosek Communications
(212) 279 3115 ext 211
alan@cjpcom.com

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.